

December 27, 2023

Jill Milne
President and Chief Executive Officer
Astria Therapeutics, Inc.
75 State Street
Suite 1400
Boston, Massachusetts 02109

> **Re: Astria Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2023**
> **File No. 333-276057**

Dear Jill Milne:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed December 15, 2023

General

1. In relation to the warrant share prospectus, we note that the Pre-Funded Warrants and Common Stock Warrants were issued and sold in an underwritten offering in October of 2023. We also note that both the Pre-Funded Warrants and Common Stock Warrants were exercisable from the date of issuance. As set out in Securities Act Sections C&DI Question 103.04, where the offer and sale of convertible securities or warrants are being registered under the Securities Act and such securities are convertible or exercisable within one year, the underlying securities should be registered at the same time because an offering of both the overlying security and underlying security is deemed to be taking place. With this in mind, please explain your rationale for including the warrant share prospectus as part of this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffries Oliver-Li